PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2009		2008		2007		2006		2005
	(Amounts in thousands)
Net income	$790,456		$973,872		$487,078		$345,909		$489,044
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(17,203)		(17,668)		(16,527)		(16,014)		(15,161)
Less: Equity in earnings of investments	(53,244)		(20,391)		(12,738)		(11,895)		(24,883)
Add: Cash distributions from investments	49,408		43,455		23,606		17,699		23,112
Less: Impact of discontinued operations	8,869		6,418		2,346		(2,179)		(9,109)
Adjusted net income	778,286		985,686		483,765		333,520		463,003
Interest expense	29,916		43,944		63,671		33,062		8,216
Total earnings available to cover fixed charges	$808,202		$1,029,630		$547,436		$366,582		$471,219
Total fixed charges - interest expense (a)	$30,634		$45,942		$68,417		$35,778		$11,036

Cumulative preferred share cash dividends	$232,431		$239,721		$236,757		$214,218		$173,017
Preferred partnership unit cash distributions	9,455		21,612		21,612		19,055		16,147
Allocations pursuant to EITF Topic D-42	(78,218)		(33,851)		-		31,493		8,412
Total preferred distributions	$163,668		$227,482		$258,369		$264,766		$197,576
Total combined fixed charges and preferred share distributions	$194,302		$273,424		$326,786		$300,544		$208,612
Ratio of earnings to fixed charges	26.38	x	22.41	x	8.00		10.25	x	42.70	x
Ratio of earnings to fixed charges and preferred share distributions	4.16	x	3.77	x	1.68	x	1.22	x	2.26	x

(a)
“Total fixed charges – interest expense” includes interest expense plus capitalized interest and includes $13,217,000 in interest expense incurred by Shurgard Europe for the period from August 23, 2006 through December 31, 2006, $24,819,000 in interest expense for the year ended December 31, 2007, and $7,737,000 for the year ended December 31, 2008.  As described in Note 3 to the Company’s December 31, 2009 consolidated financial statements, Shurgard Europe was deconsolidated as of March 31, 2008.  No further interest expense for Shurgard Europe is reflected in our financial statements after March 31, 2008.

Exhibit - 12